PRICING SUPPLEMENT NO. 6 DATED SEPTEMBER 8, 1999
(To Prospectus Supplement Dated March 19, 1999 and Prospectus Dated March 19,
1999)

                            AT&T CAPITAL CORPORATION
                          MEDIUM-TERM NOTES, SERIES G

FIXED RATE NOTES                                  ISSUE PRICE: 100% (AS A PERCENT OF PRINCIPAL AMOUNT)
----------------                                  ----------------------------------------------------
PRINCIPAL AMOUNT:                                 U.S. $328,000,000

INTEREST RATE:                                    Fixed, 7.11% per annum (subject to adjustment as
                                                  described herein)

ISSUE DATE:                                       September 13, 1999

TRADE DATE:                                       September 8, 1999

SETTLEMENT DATE:                                  September 13, 1999

INITIAL INTEREST PAYMENT DATE:                    March 13, 2000

MATURITY DATE:                                    September 13, 2001

DAYCOUNT:                                         30/360

INTEREST PAYMENT DATES:                           March 13 and September 13 (or next Business Day)

COMMISSION:                                       0.25%

CUSIP NUMBER:                                     00206HL51

AGENTS:                                           PRINCIPAL AMOUNT:

Barclays Capital                                  $61,000,000

Lehman Brothers                                   $53,000,000

Salomon Smith Barney                              $214,000,000

     See 'Risk Factors' beginning on page P-3 for a discussion of certain risks that you should consider before purchasing Notes.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ADEQUACY OF THIS PRICING SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     See 'Recent Developments' in this pricing supplement. No determination has been made whether The CIT Group Inc. will guarantee or support the obligations of either AT&T Capital or Newcourt. Therefore, investors should not expect that The CIT Group Inc. will guarantee or support the obligations of either AT&T Capital or Newcourt, including the Notes.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. IN THIS PRICING SUPPLEMENT, THE TERM 'DOCUMENT' REFERS TO THE PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS.

                               -----------------------

                                  TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                        PRICING SUPPLEMENT

Recent Developments.........................................   P-3
Risk Factors................................................   P-3
Description of the Notes....................................   P-7
Events of Default...........................................   P-8

                      PROSPECTUS SUPPLEMENT

Important Currency Exchange Information.....................   S-3
Description of Medium-Term Notes, Series G..................   S-3
Foreign Currency and Indexed Note Risks.....................  S-19
Material Federal Income Tax Consequences....................  S-20
Plan of Distribution........................................  S-25

                            PROSPECTUS

About this Prospectus.......................................     2
Where You Can Find More Information.........................     2
Financial Information.......................................     3
Recent Developments.........................................     3
Risk Factors................................................     4
AT&T Capital................................................     7
Newcourt....................................................     7
Use of Proceeds.............................................     9
Ratios of Earnings to Fixed Charges.........................    10
Description of the Debt Securities..........................    11
Description of the Warrants.................................    23
Description of the Guarantees...............................    32
Global Securities...........................................    32
Material Federal Income Tax Consequences....................    34
Plan of Distribution........................................    34
Validity of Securities......................................    35
Experts.....................................................    35

     In this pricing supplement, the 'company,' 'we,' 'us' and 'our' refer to AT&T Capital Corporation and 'Newcourt' refers to Newcourt Credit Group Inc. References to 'U.S. Dollars' or 'U.S.$' or '$' are to the currency of the United States of America. The 'Notes' refer to the issue of the Company's Medium-Term Notes, Series G offered by this pricing supplement.

                              RECENT DEVELOPMENTS

     On March 8, 1999, Newcourt announced that it had entered into an Agreement and Plan of Reorganization with The CIT Group, Inc. pursuant to which the outstanding common shares of Newcourt will be converted into either common stock of The CIT Group, Inc. or, in the case of shares held by Canadian residents who so elect, into a new class of stock exchangeable into common stock of The CIT Group, Inc. and Newcourt will become a wholly-owned subsidiary of The CIT Group, Inc. On June 15, 1999, Newcourt and The CIT Group, Inc. announced that they had entered into an Amendment to the Agreement and Plan of Reorganization. On
August 5, 1999, Newcourt and The CIT Group, Inc. announced that they had revised their agreement and had entered into an Amended and Restated Agreement and Plan of Reorganization ('Amended and Restated Agreement'). Completion of the transaction is subject to a number of conditions set forth in the Amended and Restated Agreement, which is on file with the SEC and which is incorporated by reference herein. The preceding description of the Amended and Restated Agreement is qualified in its entirety by reference to the full and complete text of the agreement and we recommend reading the agreement. The parties cannot be certain whether the transaction contemplated by the Amended and Restated Agreement will be completed in accordance with the terms thereof. No determination has been made whether The CIT Group, Inc. will guarantee or support the obligations of either AT&T Capital or Newcourt. Therefore, investors should not expect that The CIT Group, Inc. will guarantee or support the obligations of either AT&T Capital or Newcourt, including the Notes.

                                  RISK FACTORS

     You should give careful consideration to the following risk factors, in addition to the other information included or incorporated by reference in the prospectus. To the extent any of the information in this pricing supplement constitutes a 'forward-looking statement' for purposes of Section 21E of the Exchange Act or Section 27A of the Securities Act, the risk factors set forth below are meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated in forward-looking statements. We cannot be certain that our actual results will not materially differ from those anticipated in forward-looking statements contained in this prospectus.

AT&T CAPITAL'S AND NEWCOURT'S AVAILABILITY AND COST OF FUNDS FOR OPERATION OF THEIR BUSINESS MAY SUFFER ADVERSELY DUE TO FACTORS BEYOND THEIR CONTROL

     Each of AT&T Capital's and Newcourt's business requires substantial amounts of cash to support growth and operations. Any number of factors which are beyond our control, such as credit ratings, interest rates, general economic conditions and the perception of AT&T Capital's and Newcourt's business, results of operations, leverage, financial condition and business prospects, may affect the ability of AT&T Capital and Newcourt to obtain funds and the cost of these funds. Further, each of AT&T Capital and Newcourt may now, or in the future become, subject to restrictions as a result of our participation in other debt financing transactions. These restrictions might also affect the amount of cash available to us to operate our respective businesses. While AT&T Capital and Newcourt each continue to obtain new sources of funding, we cannot be certain that cash in an amount sufficient to fund the operations of our respective businesses will always be available.

AT&T CAPITAL'S AND NEWCOURT'S BUSINESS MAY SUFFER ADVERSELY UPON ANY DOWNGRADE IN THEIR DEBT RATINGS.

     AT&T Capital's long-term debt is rated 'A - ,' 'BBB+,' 'Baa3' and 'BBB' by Duff & Phelps Credit Rating Co., Fitch IBCA, Inc., Moody's Investors Services Inc. and Standard & Poor's Ratings Services, respectively. Newcourt's long-term debt is rated 'Baa3' by Moody's Investors Services Inc. and 'BBB' by Standard & Poor's Ratings Services. We cannot be certain that any of these ratings agencies will not, at any time, change these ratings. In the event any ratings were lowered, this downgrading would: (1) result in relatively higher borrowing costs, (2) reduce access to traditional funding sources and (3) reduce competitiveness, particularly if any such assigned rating is in a generic rating category that signifies that the debt is less than investment grade. In addition, if our debt ratings are downgraded to ratings below investment grade, such downgrading could result in the termination of our Lucent agreement. Any such downgrading could have an adverse effect on AT&T Capital's or Newcourt's business and a negative impact on the value of the Notes offered by this pricing supplement.

AT&T CAPITAL AND NEWCOURT DEPEND ON SECURITIZATION PROGRAMS TO PROVIDE FINANCING AND MAY SUFFER ADVERSE FINANCIAL CONSEQUENCES UPON ANY DELAY OR DECREASE IN THEIR ABILITY TO FINANCE ASSETS THROUGH SECURITIZATION PROGRAMS

     AT&T Capital and Newcourt each sell financial assets ('securitizations') and retain an interest in those financial assets. Our securitization transactions are structured as both private conduit programs and the sale of publicly offered securities. These transactions allow each of AT&T Capital and Newcourt to record securitization gains, manage its respective leverage ratio and to transfer credit risk. Any delay or decrease in the sale of finance assets and/or an increase in the actual defaults from that expected may cause AT&T Capital's and Newcourt's net income and leverage to be adversely affected. Any delay in the securitization of finance receivables may cause leverage to fluctuate, postpone the recognition of the gain on such finance receivables and cause our net income to fluctuate from period to period.

AT&T CAPITAL AND NEWCOURT OPERATE IN A HIGHLY COMPETITIVE INDUSTRY AND COMPETE AGAINST ENTITIES WITH SUBSTANTIAL CAPITAL AND RESOURCES

     The equipment leasing and finance industry in which AT&T Capital and Newcourt operate is highly competitive and is undergoing a process of consolidation. As a result, certain of our competitors' relative cost bases have been reduced. We compete with these companies through price (including the ability to control costs), risk management, innovation and customer services. Principal cost factors include the cost of funds, the cost of selling to or obtaining new end-user customers and vendors and the cost of managing portfolios.

     Our competitors include captive or related leasing companies (such as General Electric Capital Corporation and IBM Credit Corporation), independent leasing companies (such as Comdisco, Inc.), certain banks engaged in leasing, lease brokers and investment banking firms that arrange for the financing of leased equipment, and manufacturers and vendors which lease their own products to customers. In addition, we compete with all banking and other financial institutions, manufacturers, vendors and others who extend or arrange credit for the acquisition of equipment and in a sense, with end-users' available cash resources to purchase equipment that AT&T Capital or Newcourt may otherwise finance. Many of our competitors are large companies that have substantial capital, technological and marketing resources; some of these competitors are significantly larger than we are and have access to borrowings at a lower cost than we do. In addition, we may not have, in the immediate future, access to sufficient U.S. federal tax capacity to pursue efficiently U.S. tax based lease financing.

CHANGES IN RELATIONSHIPS WITH MAJOR VENDORS COULD ADVERSELY AFFECT RESULTS OF OPERATIONS

     A significant portion of AT&T Capital's and/or Newcourt's consolidated net income is attributable to the financing provided by major vendor relationships, including those with Lucent

Technologies, Inc., Dell Corporation, Snap-on Incorporated, Western Star Trucks Inc. and Yamaha Corporation, with respect to products manufactured or distributed by them and, to a lesser extent, to Lucent as an end-user, primarily with respect to the lease of information technology and other equipment or vehicles.

     AT&T Capital's and Newcourt's commercial relationships with these and other major vendors are governed by formal agreements. Although AT&T Capital and Newcourt intend to seek to maintain and improve their existing relationships with these and other major vendors, we cannot be certain that any agreement with these and other major vendors will be extended beyond their respective termination dates. Further, if they are extended, we cannot be certain that the terms and conditions of future agreements with our major vendors will be as beneficial to AT&T Capital and Newcourt. If we fail to renew any of those agreements or change the terms of the agreements with our major vendors, this may have a material adverse effect on AT&T Capital and Newcourt.

     In addition, these agreements may contain provisions which allow these vendors to terminate their respective agreement. The agreement with Lucent contains provisions which allow Lucent to terminate the agreement prior to its termination date. If the agreement with Lucent is terminated, the results of operations of AT&T Capital and Newcourt could be adversely affected.

AT&T CAPITAL AND NEWCOURT HAVE UNLIMITED LIABILITY UNDER GUARANTEES ISSUED

     AT&T CAPITAL GUARANTEE. In connection with Newcourt's acquisition of AT&T Capital, AT&T Capital guaranteed the payment of certain indebtedness and liquidity facilities issued, guaranteed or entered into by Newcourt for the benefit of the holders of the Newcourt debt securities. The amount of Newcourt debt securities covered by AT&T Capital's guarantee was U.S. $2.3 billion (C$3.4 billion) at June 30, 1999. Because AT&T Capital's guarantee covers Newcourt's future indebtedness in addition to the current Newcourt debt securities, the aggregate outstanding principal amount of the Newcourt debt securities to be covered by AT&T Capital's guarantee is expected to increase in the future. The liability of AT&T Capital under AT&T Capital's guarantee is unlimited in amount and absolute and unconditional in that defenses based, among other things, on the lack of validity or the unenforceability of the Newcourt debt securities or any defense or counterclaim available to Newcourt will not be available to AT&T Capital.

     NEWCOURT GUARANTEE. Newcourt has fully and unconditionally guaranteed (the 'Newcourt Guarantee') the payment, whether at stated maturity or otherwise, of any present and future principal, interest or premium payable with respect to any indebtedness for borrowed money incurred by AT&T Capital or by any other person whose debts AT&T Capital has guaranteed, except for (1) any indebtedness for borrowed money where the terms of that indebtedness specifically provide that repayment is not guaranteed by Newcourt; and (2) any indebtedness, (a) for borrowed money secured by liens on, or payable solely from the income and proceeds of, any property of AT&T Capital or any of its subsidiaries and (b) which is not a general obligation of AT&T Capital. Newcourt's liability under the Newcourt Guarantee is unlimited in amount and absolute and unconditional in that defenses based on the lack of validity or the unenforceability of the AT&T Capital debt or any defense or counterclaim available to AT&T Capital will not be available to Newcourt. Because Newcourt expects to guarantee future AT&T Capital debt, as well as amendments, supplements, restatements or replacements of existing AT&T Capital debt, the total outstanding principal amount of AT&T Capital debt to be guaranteed by Newcourt is expected to increase in the future. The aggregate principal amount of AT&T Capital debt was U.S. $8.9 billion (C$13.2 billion) as of June 30, 1999.

ALLOWANCE FOR CREDIT LOSSES MAY NOT BE ADEQUATE; ESTIMATED RESIDUAL VALUES MAY NOT BE REALIZED

     In connection with origination of finance receivables, capital leases and operating leases, AT&T Capital and Newcourt are subject to the risk that our allowances for credit losses may not be enough to cover ultimate losses. If our allowance is not adequate to cover our credit losses actually incurred, AT&T Capital's and Newcourt's results of operations and financial condition may be materially adversely affected. In addition, the estimated residual values may not be realized at the end of the lease terms and realization of these residual values has historically been a significant element of the net income of AT&T Capital. If AT&T Capital and/or Newcourt fail to realize the estimated residual values, their results of operations and financial condition may be materially adversely affected.

NEWCOURT IS SUBJECT TO SIGNIFICANT FOREIGN CURRENCY EXCHANGE RISK

     Newcourt operates in twenty-six countries and, as a result, is subject to the effects of fluctuations in foreign currency exchange rates. If these foreign currency exchange rates move adverse to Newcourt's reported currency, it could have a material adverse impact on Newcourt's financial position and results of operations.

PENDING COMBINATION WITH THE CIT GROUP, INC. COULD DISTRACT NEWCOURT FROM ITS BUSINESS AND RESULT IN LOSS OF PERSONNEL AND DISRUPTION OF OPERATIONS

     Newcourt has entered into an agreement providing for a business combination with The CIT Group. See 'Recent Developments' in this Pricing Supplement. Although we are not certain that the proposed business combination of CIT and Newcourt will be completed, preparing for the completion of this combination and, if completed, integration of Newcourt and The CIT Group will require a substantial amount of management's time. Diversion of management attention from Newcourt's existing business as well as problems that may arise in connection with the integration of Newcourt's and The CIT Group's operations may have a material adverse impact on Newcourt's revenues and results of operations. The integration of Newcourt and The CIT Group may result in additional expenses which could negatively impact Newcourt's results of operations. Further, the uncertainty created by the combination may result in the loss of management and other employees. The unavailability of these people and the resulting disruption in Newcourt's operations could have a material adverse effect on Newcourt's business. The proposed transaction involves the integration of two companies that have different corporate cultures and that have previously operated independently. In addition, the composition of the combined company's management will be new. The success of the combined company will depend to a significant degree on the compatibility of key executives and its ability to retain highly-skilled personnel. It is not certain that the two companies will be able to integrate their operations without encountering difficulties, including incompatibility of key executives, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in systems, standards, procedures and policies.

UNCERTAINTY AS TO READINESS FOR YEAR 2000 AND POTENTIAL ADVERSE EFFECT ON FINANCIAL PERFORMANCE

     The 'Year 2000 issue' arises from widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. AT&T Capital and Newcourt are addressing the Year 2000 issue from a global perspective. In early 1998, we established a global Year 2000 Program Office to provide oversight from both a business and technical perspective. The program coordinates vendors, consultants and regional Year 2000 resources. We converted our critical systems in 1998. We will convert remaining systems and conduct compliance testing and certification in 1999. We plan to consolidate our operations onto a limited set of identified Year 2000 compliant systems in order to achieve operational efficiencies and to minimize any potential problems or costs due to the Year 2000 issue. We do not anticipate that the total cost of these Year 2000 compliance activities will be material to our financial position or results of operations in any given year. However, we cannot be certain that our compliance activities will be sufficient to address all possible effects of the Year 2000 issue. Significant Year 2000 failures in Newcourt's or AT&T Capital's systems or in the systems of third parties (or third parties upon whom they depend) could have a material adverse effect on Newcourt's or AT&T Capital's, respectively, financial condition and results of operations.

ENFORCEABILITY OF LIABILITIES AND SERVICE OF PROCESS

     Newcourt is incorporated and has its principal executive office in Canada. Some of its directors and officers reside outside the United States and a material portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Newcourt or such persons with respect to matters arising under the Securities Act, or to enforce against them judgments of courts of the United States whether or not predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. Newcourt will irrevocably submit to the jurisdiction of any court sitting in the State of New York with respect to any action or proceeding by a holder of Notes.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the prospectus supplement as 'Notes' and in the prospectus as 'Debt Securities') supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the Notes in the prospectus supplement and the Debt Securities in the prospectus. Terms used but not defined herein are used herein as defined in the prospectus supplement or prospectus to which this pricing supplement is attached.

GENERAL

     We provide information to you about our Notes in three separate documents that progressively provide more detail: (1) the prospectus, (2) the prospectus supplement and (3) this pricing supplement. Because the specific terms of our Notes may differ from the general information we have provided, you should rely on the information in this pricing supplement over different information in the prospectus and the prospectus supplement, and rely on information in the prospectus supplement over different information in the prospectus. The following summary of the terms of our Notes does not contain all the information that may be important to you. In addition to reading this pricing supplement, the prospectus supplement and the prospectus, you should read carefully the indenture.

     The Notes constitute an issue of our Medium-Term Notes, Series G, described in the accompanying prospectus supplement and prospectus. The aggregate principal amount of Notes offered by this pricing supplement is $328,000,000. The Notes will be Fixed Rate Notes and will be initially issued as Book-Entry Notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The specified currency for the Notes will be U.S. dollars. The issue date for the Notes is September 13, 1999, and the stated maturity date is September 13, 2001.

     Please refer to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes.

INTEREST

     The Notes will bear interest at the rate of 7.11% per annum, subject to adjustment as described below, from the issue date or the most recent interest payment date to which interest has been paid or provided for, payable on March 13 and September 13 of each year, commencing March 13, 2000. The record date for any interest payment date will be the February 26 or August 29 immediately preceding the applicable interest payment date. Payments of the principal of and interest on the Notes will be payable as described in the accompanying prospectus supplement and prospectus.

     Beginning (a) on the first day following a Failed Acquisition Date or
(b) if the Acquisition has not closed by December 31, 1999, on January 1, 2000, the interest rate specified above will increase to 7.86% per annum. If the interest rate has been so increased, then, if applicable, upon the first day following the completion of the Acquisition, the interest rate will reduce to 7.11% per annum.

     A 'Failed Acquisition Date' is the earliest public announcement by The CIT Group, Inc. or Newcourt Credit Group Inc. that (a) the Acquisition will not occur, (b) either party has failed to receive the necessary shareholder approval for the Acquisition, or (c) either party has failed to receive the necessary regulatory approvals for the Acquisition. 'Acquisition' means the acquisition of Newcourt by The CIT Group, Inc. announced March 8, 1999 as revised on August 5, 1999.

     See 'Recent Developments' in this pricing supplement. No determination has been made whether The CIT Group, Inc. will guarantee or support the obligations of either AT&T Capital or Newcourt. Therefore, investors should not expect that The CIT Group, Inc. will guarantee or support the obligations of either AT&T Capital or Newcourt, including the Notes.

REDEMPTION AND REPAYMENT

     The Notes may not be redeemed by the company, or repaid at the option of the holders, prior to maturity and will not be entitled to the benefit of any sinking fund.

GUARANTEE

     The Notes will be unconditionally guaranteed by Newcourt as to payment of principal and interest, when and as the same shall become due and payable, whether at maturity or otherwise. See 'Description of the Guarantees' in the accompanying prospectus.

                               EVENTS OF DEFAULT

     See 'Description of the Debt Securities -- Events of Default, Notice and Waiver' in the accompanying prospectus.

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